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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                  Commission File Number 0-21703


(Check one)
/x/ Form 10-K and Form 10-KSB    / / Form 11-K
/ / Form 20-F    / / Form 10-Q and Form 10-QSB    / / Form N-SAR

    For period ended December 31, 1996

/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and form 10-QSB
/ / Transition Report on Form N-SAR

    For the transition period ended
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    Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

    Full name of registrant    Styling Technology Corporation
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    Former name if applicable
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    Address of principal executive office (Street and Number)

                               1146 South Cedar Ridge
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    City, State and Zip Code   Duncanville, Texas 75137
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                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        /X/ (b) The subject annual report, semi-annual report, transition report on From 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be field on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As a result of the acquisition of four businesses simultaneously with the completion of its initial public offering in late November 1996 and the subsequent consolidation efforts to integrate the acquired businesses and each of their respective policies, payroll, benefits, information management, and accounting systems into a common system as well as the recent illness of the Company's chief financial officer in March 1997, the Company's Form 10-K for the year ended December 31, 1996, cannot be filed within the prescribed time period without unreasonable effort or expense.

                                     PART V
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

David E. Ziegler, Chief Financial Officer          972            296-2887
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               (Name)                         (Area Code)    (Telephone Number)
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        (2) Have all other periodic reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              /X/ Yes      / / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Not applicable - See Part III

                              / / Yes      / / No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Styling Technology Corporation
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                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 1997           By  /s/ David E. Ziegler
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                                    David E. Ziegler
                                    Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.